

September 27, 2010

Jennifer J. Weng
President and Director
Pantheon China Acquisition Corp. II and
Pantheon China Acquisition Corp. III
10-102 #9 Jianwai Ave.
Beijing, China

> **Re:** **Pantheon China Acquisition Corp. II**
> **Form 20-FR12G/A**
> **Filed September 15, 2010**
> **File No. 000-54067**
>
> **Pantheon China Acquisition Corp. III**
> **Form 20-FR12G/A**
> **Filed September 16, 2010**
> **File No. 000-54068**

Dear Ms. Weng:

We have reviewed your amended registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statements and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statements and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 6

"We may not have the necessary capital to pay the advisors required for us to identify a potential acquisition partner and consummate a business combination, in which case our Company will not be able to execute our business plan." page 7

1. We note the following statement at the end of the paragraph following the above listed risk factor on page 7: "If such advisors refuse to provide services, or continue to provide services, or accept later payment of their fees, then we will not have the resources to implement our business plan." Please explain why the fact that your advisors may continue to provide services or accept later payment of their fees will ensure that you will not have the resources to implement your business plan.

Item 5. Operating and Financial Review and Prospects, page 14

A. Operating Results, page 14

2. We note your response to our prior comment 19. Please further revise your disclosure to quantify the amount of money in your treasury as of the most recent practicable date available for investigating and analyzing business combinations for the next 12 months as requested by our prior comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Laura Crotty at (202) 551-3563 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Joseph M. Lucosky, Esq. (Anslow & Jaclin, LLP)